SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)
                                (Final Amendment)

                                       and

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                               TEL OFFSHORE TRUST
                            (Name of Subject Company)
                              --------------------

                          MAGNUM HUNTER RESOURCES, INC.
                                    (Bidder)
                              --------------------

  Units of  Beneficial  Interest                        872382 10 6
 (Title of Class of  Securities)           (CUSIP Number of Class of Securities)

                    Morgan F. Johnston, Esq. Vice President,
                          General Counsel and Secretary
                         Magnum Hunter Resources, Inc.
                   600 East Las Colinas Boulevard Suite 1200
                       Irving, Texas 75039 (972) 401-0752

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                              --------------------

                                   Copies to:
                             David E. Morrison, Esq.
                             Thompson & Knight, P.C.
                         1700 Pacific Avenue, Suite 3300
                               Dallas, Texas 75201
                                 (214) 969-1700
                              --------------------

         CUSIP No. 872382 10 6                              14D-1/A and 13D
---------------------------------------        --------------------------------


1       NAME OF REPORTING PERSONS:                 Magnum Hunter Resources, Inc.
        S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:             87-0462881

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) o
                                                                      (b) o

3       SEC USE ONLY

4       SOURCES OF FUNDS:                                              BK

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f):                    N/A   o

6       CITIZENSHIP OR PLACE OF ORGANIZATION                State of Nevada

7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                          1,906,853

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
        EXCLUDES CERTAIN SHARES                                    N/A   o

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)            40.1%

10      TYPE OF REPORTING PERSON                                       CO

------- ------------------------------------------------------------------------

                        Amendment No. 3 to Schedule 14D-1
                                       and
                                  Schedule 13D

      This Amendment No. 3 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 filed by Magnum Hunter Resources, Inc., a Nevada corporation ("Purchaser"), with the Commission on January 28, 1998, as amended by Amendment No. 1 filed with the Commission on February 23, 1998 and Amendment No. 2 filed with the Commission on March 13, 1998, and (ii) the Statement on Schedule 13D of Purchaser. All capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase dated January 28, 1998 (the "Offer to Purchase"), the first supplement to the Offer to Purchase dated February 23, 1998 (the "First Supplement") and the second supplement to the Offer to Purchase dated March 13, 1998 (the "Second Supplement") and in the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, the First Supplement and the Second Supplement constitute the "Offer").

Item 6.     Interest in Securities of the Subject Company

Item 6 is hereby amended by adding the following:

      (a) - (b) At 12:00 midnight, New York City time on Thursday, March 26, 1998, the Offer expired pursuant to its terms. Based on information provided by the Depositary, a total of 1,745,353 Units, which, together with the Units previously owned by Purchaser, represents approximately 40.1% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. Purchaser has accepted for payment all such Units at the purchase price of $5.50 per Unit in cash.

Item 11.    Material to Be Filed as Exhibits

      None.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 1998

MAGNUM HUNTER RESOURCES, INC.


By:    /s/   GARY C. EVANS
--------------------------------------
      Name:       Gary C. Evans
      Title:      President and Chief Executive Officer